Exhibit (a)(10)
NEWS
RELEASE___________________________
CONTACT: Chris Mathis
                     (512) 434-3766
TEMPLE-INLAND BOARD OF DIRECTORS UNANIMOUSLY REJECTS
INTERNATIONAL PAPER’S UNSOLICITED TENDER OFFER
Board of Directors Unanimously Determines that IP’s Offer Grossly Undervalues Temple-
Inland and Urges Stockholders Not to Tender Shares Pursuant to IP’s Offer
          AUSTIN, TX — July 18, 2011 — Temple-Inland Inc. (NYSE: TIN) today announced that its Board of Directors, after careful consideration with its independent financial and legal advisors, voted unanimously to reject the unsolicited tender offer from International Paper Company (NYSE: IP) (“IP”) to acquire all outstanding common shares of Temple-Inland at a price of $30.60 per share in cash. The Board unanimously determined that the offer grossly undervalues Temple-Inland and is not in the best interests of Temple-Inland’s stockholders. The Board unanimously recommends that Temple-Inland stockholders not tender their shares into IP’s offer.
          The basis for the Board’s recommendation with respect to IP’s tender offer is set forth in Temple-Inland’s Schedule 14D-9, filed today with the Securities and Exchange Commission (“SEC”), a copy of which is available at www.sec.gov and on Temple-Inland’s website at www.templeinland.com.
          “Since we launched the ‘new’ Temple-Inland in January 2008, we have delivered superior results to our stockholders compared with our corrugated packaging peers, building products peers, and the S&P 500. The Temple-Inland Board is unanimous in its belief that the offer grossly undervalues Temple-Inland and its prospects, including its position as the return on asset leader in the corrugated packaging industry, expected benefits from box plant transformation, its low-cost building products operation, and its strategic place within the industry as the third largest producer of corrugated packaging in North America,” said Doyle R. Simons, Chairman and Chief Executive Officer of Temple-Inland.
          As fully outlined in Temple-Inland’s Schedule 14D-9, Temple-Inland’s Board recommends that Temple-Inland stockholders not tender their shares into IP’s offer because:
•	International Paper’s unsolicited offer grossly undervalues Temple-Inland and its future prospects:
o	The Board believes Temple-Inland’s accelerating growth of earnings and return on investment will result in superior value to Temple-Inland’s stockholders as compared to the price being offered by IP.

o	IP overstates Temple-Inland’s net debt. The Company’s net debt at the end of first quarter 2011 was $737 million, not $828 million as IP calculated for purposes of pricing its offer.

o	IP wrongly characterizes Temple-Inland’s timber financing transaction as a liability rather than an asset. IP appears to have considered only one aspect of the transaction, the present value of the settlement of the tax on the deferred gain, and ignored the remaining positive components (including alternative minimum tax credits) of the transaction, which together result in a net benefit.

o	IP’s offer fails to appropriately compensate Temple-Inland stockholders for the very significant synergies that IP would realize and the extraordinary level of earnings accretion that would result if an IP/Temple-Inland transaction were to occur.

o	IP seeks to compare its offer price to valuation metrics from so-called “precedent” transactions that involved underperforming assets of other companies that are not comparable to Temple-Inland and its industry-leading returns, high-quality assets and low-cost structure.

o	IP’s offer does not appropriately reflect the fundamental changes and improved focus in the corrugated packaging industry. These fundamental changes and improved industry focus are expected to be beneficial to Temple-Inland, which, as a result of its strong position in the corrugated packaging industry and its low-cost operations, is well positioned to continue to achieve improving results.

o	Temple-Inland is the largest remaining independent, publicly-held industry participant whose acquisition would fundamentally transform the industry, and IP’s offer does not appropriately compensate Temple-Inland’s stockholders for that strategic value.
•	The timing of International Paper’s unsolicited proposal is extremely opportunistic and disadvantageous to Temple-Inland stockholders:
o	Housing markets are at historically low levels, temporarily depressing the value of our building products operations. IP is attempting to take advantage of our stockholders by moving to grab Temple-Inland at a bargain price at a time when there is little or no market value being ascribed to building products.

o	As IP itself has consistently highlighted to the investment community, corrugated packaging demand remains below prerecession levels, but is expected to recover in the near future as the economy continues to improve. IP is attempting by its offer to acquire Temple-Inland before corrugated packaging demand returns to prerecession levels and pricing further improves.

o	We estimate that $90 million of the annual cost savings from our Box Plant Transformation II project are still to be realized — our stockholders, not IP’s, deserve to receive the benefit of the significant capital we have invested in this project.

o	IP initially publicized its proposal to acquire Temple-Inland during a period of market weakness in order to claim an inflated “premium”.
•	The potential acquisition is subject to regulatory and other uncertainty:
o	IP is proposing a combination of the largest and third largest producers of corrugated packaging in North America.

o	Given the regulatory uncertainty and the significant conditionality of IP’s offer, there is considerable uncertainty regarding the offer and the timing of Temple-Inland stockholders receiving the “certain” value that IP claims to be offering.
          As noted above, the Company’s Schedule 14D-9 is available on the SEC’s website, www.sec.gov. In addition, the Schedule 14D-9 and other materials related to IP’s unsolicited proposal are available in the “Investor Relations” section of the Company’s website at www.templeinland.com. The Company urges stockholders to read the Schedule 14D-9 carefully and in its entirety.
          Goldman, Sachs & Co. is acting as financial advisor to Temple-Inland, and Wachtell, Lipton, Rosen & Katz is acting as Temple-Inland’s legal counsel.
About Temple-Inland Inc.
     Temple-Inland Inc. is a manufacturing company focused on corrugated packaging and building products. The fully integrated corrugated packaging operation consists of 7 mills and 58 converting facilities. The building products operation manufactures a diverse line of building products for new home construction, commercial and repair and remodeling markets. Temple-Inland’s address on the World Wide Web is www.templeinland.com.
Additional Information
          This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer commenced by Metal Acquisition Inc., a wholly-owned subsidiary of IP, Temple-Inland has filed a solicitation/ recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF TEMPLE-INLAND ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders may obtain free copies of these documents and other documents filed with the SEC by Temple-Inland through the web site maintained by the SEC at www.sec.gov. Also, materials related to IP’s unsolicited offer are available in the “Investor Relations” section of the Company’s website at www.templeinland.com.
          In addition, Temple-Inland may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to stockholders of Temple-Inland. STOCKHOLDERS OF TEMPLE-INLAND ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY

BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Temple-Inland through the web site maintained by the SEC at www.sec.gov and in the “Investor Relations” section of the Company’s website at www.templeinland.com.
Certain Information Regarding Participants
          Temple-Inland and certain of its directors and executive officers may be deemed to be participants under the rules of the SEC. Stockholders may obtain information regarding the names, affiliations, and interests of Temple-Inland’s directors and executive officers in Temple-Inland’s Annual Report on Form 10-K for the year ended January 1, 2011, which was filed with the SEC on February 22, 2011, and its proxy statement for the 2011 Annual Meeting, which was filed with the SEC on March 23, 2011. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.
Cautionary Statement on Forward-Looking Statements
          Forward-looking statements are made throughout this release. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this release. All forward-looking statements are subject to a number of important factors, risks, uncertainties, and assumptions that could cause actual results to differ materially from those described in any forward-looking statements. These factors and risks include, but are not limited to, future events relating to IP’s unsolicited offer, general economic conditions, demand for new housing, accuracy of certain accounting assumptions, changes in actual or forecasted cash flows, competitive pressures, future sales volume, significant increases in the costs of certain commodities, timely implementation of price increases, successful execution of cost saving strategies, changes in tax laws, integration risks associated with recent acquisitions, changes in weighted average shares for diluted EPS, increases in transportation costs, and other financial, operational, and legal risks and uncertainties detailed from time to time in Temple-Inland’s cautionary statements contained in its filings with the SEC. Temple-Inland disclaims and does not undertake any obligation to update or revise any forward-looking statement in this release except as required by law. Temple-Inland notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. Temple-Inland is not waiving any other defenses that may be available under applicable law.

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